Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Clue Genetics Inc.
505 Meadowlands Drive (#103)
Hillsborough, NC 27278
https://cluegen.com/

Up to $1,234,997.85 in Common Stock at $2.35
Minimum Target Amount: $19,998.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Clue Genetics Inc.
Address: 505 Meadowlands Drive (#103), Hillsborough, NC 27278
State of Incorporation: CA
Date Incorporated: September 17, 2018

Terms:

Equity

Offering Minimum: $19,998.50 | 8,510 shares of Common Stock
Offering Maximum: $1,234,997.85 | 525,531 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.35
Minimum Investment Amount (per investor): $498.20

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Investors in Clue Genetics will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares.

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 3% bonus shares.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 2% bonus shares.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 1% bonus shares.

Tier 2: Invest $5,000+ and receive 4% bonus shares.

Tier 3: Invest $10,000+ and receive 8% bonus shares.

Tier 4: Invest $20,000+ and receive 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Clue Genetics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $235.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Clue Genetics Inc. ("ClueGen" or the "Company") is a biotechnology corporation that applies genomics and bioinformatics to discover and develop fungal-derived compounds with potential applications across various industries. The Company maintains a research laboratory in Hillsborough, North Carolina, and administrative and computational offices in the San Francisco Bay Area.

In 2022, ClueGen acquired a proprietary fungal strain collection from Mycosynthetix Inc., comprising tens of thousands of living fungal isolates, which expanded the Company's access to genetically diverse resources for research and development. ClueGen's work focuses on analyzing fungal genomes to identify naturally occurring compounds that may be used in fields such as agriculture, pharmaceuticals, and industrial biotechnology. The Company has indicated that it may pursue private-label development, licensing arrangements, and research collaborations to support its operations. In May 2024, ClueGen received a $275,000 Small Business Innovation Research (SBIR) Phase I grant from the National Science Foundation to support research activities related to genomic and metabolic screening.

Intellectual Property

ClueGen's intellectual property includes a collection of proprietary fungal strains and associated genomic data obtained through its 2022 acquisition. The Company is applying this material in its internal research and development activities. ClueGen reports that it uses this proprietary material in conjunction with its informatics systems to investigate biosynthetic gene clusters and fungal metabolites. Where applicable, the Company may seek patent protection or establish licensing frameworks based on outputs from this work.

Competitors and Industry

Industry

ClueGen operates within the fungal biotechnology sector, which includes the use of fungal organisms and their byproducts for applications in healthcare, agriculture, and manufacturing. This field has gained broader attention due to the large number of known and unknown fungal species and their diverse biosynthetic capabilities. Studies estimate that millions of fungal species may exist, although only a very small percentage of these have been fully characterized to date. Fungal biotechnology overlaps with areas such as synthetic biology, pharmaceutical R&D, and microbial enzyme production.

Competition

The fungal discovery space includes several biotechnology firms that utilize genomic tools to study fungi and produce microbial-based compounds. Firms such as Hexagon Bio and LifeMine Therapeutics operate in related areas, applying machine learning and genomics to natural product discovery from fungal sources. ClueGen believes it distinguishes itself by maintaining a large, proprietary fungal strain library and focusing on metabologenomics as a key area of research. Its strategy appears to center on developing internal capabilities and exploring external collaborations where appropriate.

Current Stage and Roadmap

Current Stage

ClueGen is currently conducting research and development based on its fungal strain collection and genomics platform. The Company has publicly announced its receipt of an NSF SBIR Phase I award to support technology development related to metabologenomics. According to published information, the Company is using these funds to analyze biosynthetic gene clusters and explore potential compound production through fermentation.

Future Roadmap

Based on public disclosures, ClueGen intends to use SBIR Phase I outcomes to inform its consideration of future grant applications, including a potential Phase II submission. Additional focus areas include genomic analysis, data platform development, and potential exploration of partnerships. The Company has not publicly announced any definitive commercial product launches or licensing agreements to date.

The Team

Officers and Directors

Name: Cedric John Pearce

Cedric John Pearce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Principal Executive Officer, President, CTO & Board Member
  Dates of Service: January, 2019 - Present
  Responsibilities: Provides strategic and tactical input regarding R&D and business development at ClueGen.

Other business experience in the past three years:

- Employer: Mycosynthetix, Inc
  Title: Founder, Majority Owner, CEO and CSO
  Dates of Service: August, 2001 - Present
  Responsibilities: General oversight and management of Mycosynthetix Inc., which operates as an advisory and R&D services business in the microbial biotechnology sector.

Other business experience in the past three years:

- Employer: Journal of Natural Products
  Title: Executive Editor
  Dates of Service: August, 2001 - Present
  Responsibilities: Provides input on journal content, including the reviewing of manuscripts submitted for publication.

Name: Oliver John Ratcliffe

Oliver John Ratcliffe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Executive Chairman, Treasurer, Principal Accounting Officer & Board Member
  Dates of Service: August, 2018 - Present
  Responsibilities: Acts as treasurer and fulfills the business and corporate development functions of ClueGen.

Other business experience in the past three years:

- Employer: Natsci Solutions LLC
  Title: Owner
  Dates of Service: December, 2019 - Present
  Responsibilities: Dr Ratcliffe acts as general manager and owner of Natsci Solutions LLC. Natsci is wholly owned by Dr. Ratcliffe and through contracts with Natsci, Dr. Ratcliffe provides business advisory services to a number of other entities, including Mendel Biotechnology Inc. and Biotelliga Holdings Ltd.

Other business experience in the past three years:

- Employer: Mendel Biotechnology, Inc.
  Title: CEO

Dates of Service: December, 2019 - Present
Responsibilities: Dr. Ratcliffe provides advisory services to Mendel under a consulting and services agreement with his company, Natsci Solutions LLC. Mendel Biotechnology has no wet-lab R&D operations but owns IP assets which are under license for development by third parties. Oliver acts as CEO for Mendel, dealing with shareholder matters, and also provides business development advisory services for the company, overseeing its licensing activities. This is a part time role.

Other business experience in the past three years:

- Employer: genXtraits Inc.
  Title: Co-Founder, Director and CEO
  Dates of Service: August, 2022 - Present
  Responsibilities: genXtraits is a pre-seed round start-up in the crop biotechnology space that is developing genetic traits for crops. Dr. Ratcliffe is co-founder and acting CEO of genXtraits and also acts as treasurer and serves on the Board of Directors; he primarily acts as business development lead for the company, pursuing licensing deals for genXtraits' IP. This is a part time role.

Other business experience in the past three years:

- Employer: Bene Seeds Inc.
  Title: Co-Founder, Director, and Treasurer
  Dates of Service: July, 2022 - Present
  Responsibilities: Dr. Ratcliffe is a Director of Bene Seeds Inc. and also acts as treasurer for the business. Bene Seeds is a small independent seed company. This is a part time role.

Other business experience in the past three years:

- Employer: RheostatTx Inc
  Title: Co-Founder, Director, and Treasurer
  Dates of Service: August, 2024 - Present
  Responsibilities: This company is currently in stealth mode and is a newly formed biotechnology start-up focused on the human gene therapy sector. Dr. Ratcliffe is a Director of the RheostatTx and also acts as treasurer, which currently is a de minimus effort requiring only a few hours per year. This is a part time role.

Other business experience in the past three years:

- Employer: Biotelliga Holdings Limited
  Title: Corporate Development Advisor
  Dates of Service: August, 2020 - Present
  Responsibilities: Dr. Ratcliffe provides general business advisory services to Biotelliga (a NZ based company), through a contract with Natsci Solutions LLC. This is a relatively low time commitment, typically in the 0-4 hours per week range. This is a part time role.

Name: Peter P. Repetti III

Peter P. Repetti III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President and CSO
  Dates of Service: July, 2022 - Present
  Responsibilities: Dr. Repetti serves as Chief Scientific Officer, overseeing Clue’s R&D Operations. This is a full-time role.

Name: Joshua Israel Armstrong

Joshua Israel Armstrong's current primary role is with Corteva Agriscience. Joshua Israel Armstrong currently services less than 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: September, 2018 - Present

Responsibilities: Serves as a Board Member of Clue Genetics (Secretary) and acts as Chair of the Company's Scientific Advisory Board. Joshua provides services typically amounting to less than 1 hour a week on Clue Genetics.

Other business experience in the past three years:

- Employer: Corteva Agriscience
  Title: Integrated Discovery & Bioprocess Leader
  Dates of Service: April, 2019 - Present
  Responsibilities: Research Director

Name: Joseph Halstead

Joseph Halstead's current primary role is with Nutraglobal Pte Ltd. Joseph Halstead currently services up to 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: June, 2019 - Present
  Responsibilities: Serves on the Board of Directors and provides advice on Company strategy to leadership team.

Other business experience in the past three years:

- Employer: Nutraglobal Pte Ltd
  Title: Director
  Dates of Service: March, 2019 - Present
  Responsibilities: Director with Executive control of business direction

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell

your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,997.85 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Clue Genetics Inc. was formed on September 17, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Clue Genetics Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or

established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations

related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Oliver Ratcliffe	1,000,000	Common Stock	19.056%
Joshua Armstrong	1,000,000	Common Stock	19.056%
Cedric Pearce	1,000,000	Common Stock	19.056%
Cassandra Holdings Pte. Ltd. (Owned by Joseph Halstead)	1,572,950	Common Stock	29.974%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 525,531 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 5,328,921 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount of stock outstanding on a fully diluted basis, as of August 1, 2025, includes 530,000 shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $142,522.85
  Number of Securities Sold: 88,894
  Use of proceeds: Development of IP, Confirmation of Candidates for Drug Development, Business Operations
  Date: September 05, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 155,929
  Use of proceeds: Development of IP, Confirmation of Candidates for Drug Development, Business Operations
  Date: April 29, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 155,929
  Use of proceeds: Development of IP, Confirmation of Candidates for Drug Development, Business Operations
  Date: July 23, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $35,001.40
  Number of Securities Sold: 21,740
  Use of proceeds: Development of IP, Confirmation of Candidates for Drug Development, Business Operations
  Date: July 15, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $0 compared to $27,500 in fiscal year 2024.

This increase of $27,500 represents the Company's first commercial revenue since inception. In 2024, Clue Genetics began generating income from licensing its proprietary fungal strains and intellectual property to third-party customers, consistent with its business-to-business model. The 2023 period reflected the Company's pre-commercialization stage, during which it was building its microbial library and establishing operational capabilities without generating sales revenue.

Cost of Sales

Cost of Sales for fiscal year 2023 was $0 compared to $0 in fiscal year 2024.

Cost of Sales remained at zero in both years, indicating that the Company has not yet incurred direct costs attributable to the production or delivery of its licensed intellectual property. This is consistent with a licensing business model where the primary asset (the fungal strain library) has already been acquired and is carried as a biological asset on the balance sheet, rather than being expensed as cost of goods sold when licenses are granted.

Gross Margins

Gross margins for fiscal year 2023 were $0 compared to $27,500 in fiscal year 2024.

The increase in gross margin of $27,500 directly corresponds to the licensing revenue generated in 2024. With no cost of sales in either period, gross margin equals revenue. This represents a 100% gross margin on licensing activities, which is typical for intellectual property licensing businesses where the marginal cost of granting additional licenses is minimal.

Expenses

Expenses for fiscal year 2023 were $229,864 compared to $392,793 in fiscal year 2024.

Total operating expenses increased by $162,929 (71%) year-over-year. The key drivers of this increase were:

Payroll Expense: Added $127,183 in 2024 compared to $0 in 2023, representing the Company's first significant investment in staffing

General and Administrative: Increased from $78,652 to $120,173 (53% increase), reflecting growth in overhead costs including rent, insurance, and administrative functions

Laboratory Expense: Slightly decreased from $148,431 to $142,237, indicating relatively stable research and development activity

Marketing and Advertising: Minimal increase from $2,781 to $3,200

The addition of payroll expense and increased G&A costs suggest the Company transitioned from a minimal operational structure in 2023 to a more established operating entity in 2024, coinciding with the commencement of revenue-generating activities.

Historical results and cash flows:

The Company is currently in the research and development stage, and has realized initial revenues from licenses of its fungal strains and IP to third parties. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because ClueGen is at an early stage and has not yet commercialized its research pipeline. Past cash was primarily generated through equity investments and non-dilutive government grants, including a Phase I SBIR award from the National Science Foundation. Our goal is to continue advancing our research platform and expand potential revenue opportunities through licensing and collaborations. Because historical results reflect primarily research expenditures and grant receipts, they may not be representative of the potential financial results expected if product development advances.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2025, the Company had capital resources available in the form of approximately $27,000 cash on hand and approximately $40,000 remaining for draw-down from $275,000 NSF SBIR Phase I grant awarded in 2024, plus $15,000 in available matching funds (Stage 2) from North Carolina Department of Commerce upon satisfaction of Stage 1 conditions. Furthermore, company Directors have verbally indicated their non-binding intention to make additional capital available to Company, on an as- needed basis, in order to continue current operations through year-end 2025 and beyond, while the StartEngine raise is in progress.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support research and development, intellectual property protection, and general operating expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal but does not realize additional sources of funding in the near term from grant applications and the like.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate in its current format for approximately 4-6 months. This is based on a current monthly burn rate of ~$25,000 for expenses related to salaries (~$15K/month), facility rents (~$6K per month), R&D expenses (~$4K per month).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 18-20 months. This is based on a projected monthly burn rate of ~$75,000 for expenses related to salaries (~$45K/month), facility rents (~$6K per month), R&D expenses (~$24K per month).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including a potential Phase II SBIR application following completion of Phase I work, additional Phase I SBIR applications, as well as possible equity financing rounds, and revenues from licensees of Company's intellectual property. The Company is not conducting any concurrent offerings at this time.

Indebtedness

- Creditor: Shareholders
  Amount Owed: $14,845.00
  Interest Rate: 0.0%
  The loans are non-interest bearing and payable on demand. The creditors (shareholders) may call the debt in December 2027, or the Company may repay in a lump sum before December 2027 at its discretion. During 2024, $199,601 of the shareholder loan balance was converted to common stock equity.

Related Party Transactions

- Name of Person: Shareholders
  Relationship to Company: Shareholders
  Nature / amount of interest in the transaction: $14,845
  Material Terms: Loans are non-interest bearing. Payable on demand or in lump sum prior to December 2027. In 2024, $199,601 of shareholder debt was converted to 311,858 shares of common stock at approximately $1.60 per share. Total principal amount advanced across all periods: $230,650. These loans represent the primary financing source for the Company's operations during the development stage.

Valuation

Pre-Money Valuation: $12,522,964.35

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  67.5%
  Funds will support laboratory operations, sequencing, and data analysis related to ClueGen's fungal strain collection. This includes costs associated with advancing the metabologenomics platform and identifying bioactive compounds.

- Intellectual Property & Regulatory
  5.0%
  Funds will be used to cover costs associated with patent filings, legal protection of proprietary strains and genomic data, and regulatory consulting related to biotech product development.

- General & Administrative / Operations
  20.0%
  Funds will cover overhead, business development, and other operating expenses required to maintain company operations and prepare for scaling.

If we raise the over allotment amount of $1,234,997.85, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  55.0%
  Funds will support laboratory operations, sequencing, and data analysis related to ClueGen's fungal strain collection. This includes costs associated with advancing the metabologenomics platform and identifying bioactive compounds.

- Intellectual Property & Regulatory
  12.5%
  Funds will be used to cover costs associated with patent filings, legal protection of proprietary strains and genomic data, and regulatory consulting related to biotech product development.

- General & Administrative / Operations
  25.0%
  Funds will cover overhead, business development, and other operating expenses required to maintain company operations and prepare for scaling.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cluegen.com/ (https://cluegen.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300)

holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/clue-genetics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Clue Genetics Inc.

[See attached]

Clue Genetics Inc.
(the “Company”)
a California Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Clue Genetics Inc. Management

We have reviewed the accompanying financial statements of Clue Genetics Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 1, 2025

CLUE GENETICS INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Asset:			
Cash and Cash Equivalents	$	156,972	81,806
Total Current Asset		156,972	81,806
Non-Current Asset:			
Biological Assets	$	500,000	500,000
Total Non-Current Asset		500,000	500,000
TOTAL ASSETS	$	656,972	581,806
LIABILITIES AND EQUITY			
Current Liability:			
Due to Related Parties		14,845	214,446
Total Current Liability	$	14,845	214,446
TOTAL LIABILITIES		14,845	214,446
EQUITY			
Common Stock	$	1,395,402	895,402
Retained Earnings (Deficit)		(753,275)	(528,042)
TOTAL EQUITY	$	642,127	367,360
TOTAL LIABILITIES AND EQUITY	$	656,972	581,806

See Accompanying Notes to these Unaudited Financial Statements

CLUE GENETICS INC.
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		**2024**	**2023**
Revenues			
Revenue	$	27,500	-
Cost of Goods Sold		-	-
Gross Profit	$	27,500	-
Operating Expenses			
General and Administrative	$	120,173	78,652
Laboratory Expense		142,237	148,431
Marketing and Advertising		3,200	2,781
Payroll Expense		127,183	-
Total Operating Expenses		**392,793**	**229,864**
Total Loss from Operations	$	**(365,293)**	**(229,864)**
Other Income (Expense)			
Grant Income	$	140,060	-
Total Other Income		**140,060**	**-**
Net Loss	**$**	**(225,233)**	**(229,864)**

See Accompanying Notes to these Unaudited Financial Statements

CLUE GENETICS INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/23	4,376,429	752,880	(298,178)	454,702
Issuance of Common Stock	88,894	142,522	-	142,522
Net income (loss)	-	-	(229,864)	(229,864)
Ending balance at 12/31/23	4,465,323	895,402	(528,042)	367,360
Issuance of Common Stock	311,858	500,000	-	500,000
Net income (loss)	-	-	(225,233)	(225,233)
Ending balance at 12/31/24	4,777,181	1,395,402	(753,275)	642,127

See Accompanying Notes to these Unaudited Financial Statements

CLUE GENETICS INC.
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(225,233)	(229,864)
Net Cash used in Operating Activities	$	(225,233)	(229,864)
INVESTING ACTIVITIES			
Biological Assets	$	-	-
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Due to Related Parties	$	(199,601)	143,211
Issuance of Common Stock		500,000	142,522
Net Cash provided by Financing Activities	$	300,399	285,733
Cash at the beginning of period		81,806	25,937
Net Cash increase (decrease) for period	$	75,166	55,869
Cash at end of period	$	156,972	81,806

Supplemental Disclosures of NonCash Investing and Financing Activities

$199K due to a related party (shareholder loan) was converted to common stock share capital during 2024.

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Clue Genetics Inc. ("the "Company") was formed in California on September 17, 2018, and currently operates from its subleased headquarters and laboratory facility at North Carolina.

Clue is a privately held biotechnology company leveraging its proprietary collection of more than 50,000 living fungal strains to identify and develop molecules, enzymes, and biosynthetic pathways with applications across multiple industries. The Company applies genomics, bioinformatics, microbiology, and analytical chemistry to transform its microbial library into commercial opportunities.

The Company's business model is centered on business-to-business activities, with revenue generated primarily through licensing intellectual property, providing contract R&D services, and entering into collaborative development agreements with commercial partners. Customers are typically pharmaceutical, agricultural technology, industrial, and biotechnology companies.

Clue's current and prospective customer base is global, reflecting the broad applicability of its fungal genome platform to pharmaceuticals, industrial chemicals, agriculture, food, and environmental solutions. To support its growth and operations, the Company plans to conduct a Regulation Crowdfunding ("Reg CF") campaign in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses during the recent two years and during 2024. The Company's management has evaluated this condition and plans to raise additional equity financing, pursue non-dilutive grant funding, and generate revenues from licensing its intellectual property. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers amounts on deposit with banks as cash. The Company had $156,972 and $81,806 in cash as of December 31, 2024 and December 31, 2023, respectively.

Biological Assets

On April 27, 2022, the Company acquired for $500,000 biological assets primarily consisting of approximately 53,000 individual live microbial strains (collectively, the "Library"), related records, databases, and associated biological materials, as well as all related intellectual property. The Company recognizes acquired biological assets at cost at the acquisition date. The assets are tested for impairment at least annually or more frequently if indicators of impairment are present, in accordance with *FASB ASC 350, Intangibles-Goodwill and Other*. No amortization is recorded as these assets have indeterminate productive lives; useful lives will be reviewed periodically as commercialization or significant technological changes occur.

A summary of the Company's biological assets as of December 31 is shown below:

Biological Assets (at cost)	**2024**	**2023**
Beginning Balance	500,000	500,000
Additions	-	-
Disposals/Impairment	-	-
Ending Balance	**500,000**	**500,000**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with *ASC 606, "Revenue Recognition"* following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues primarily through licensing its intellectual property to third parties. Under license agreements, the Company provides counterparties with access to its proprietary fungal strains and related intellectual property. Once the licensed material has been transferred, the Company has satisfied its primary performance obligation. Revenue from license agreements is recognized as payments are received, as the Company has no continuing performance obligations once the intellectual property has been made available. Payments are generally collected at the time of invoicing or initiation of the license term.

The Company's primary performance obligation is the transfer of licensed intellectual property rights or strain materials, and revenue is recognized at the point in time when such rights or materials are made available to the customer.

In addition to licensing revenue, the Company also receives grant funding from federal and state programs to support its research activities. Revenue from grants is recognized when the Company incurs qualifying costs in accordance with the grant terms, or, in the case of certain awards, when funds are transferred and no further performance obligations are required.

Marketing and Advertising Costs

Marketing and advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative Expenses

General and administrative expenses consist of rent, insurance, office administration, and other miscellaneous costs incurred in the day-to-day operations of the Company and are expensed as costs are incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under *ASC 718 (Stock Compensation)*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under *ASC 505 (Equity)*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2023	170,000	$0.52	$1.83
Granted	75,000	-	-
Exercised	-	-	-
Expired/cancelled	-	-	-
Total options outstanding, December 31, 2023	245,000	$0.52	$1.83
Granted	100,000	-	-
Exercised	-	-	-
Expired/cancelled	-	-	-
Total options outstanding, December 31, 2024	345,000	$0.84	$1.51
Options exercisable, December 31, 2024	345,000	$0.84	$1.51

Income Taxes

The Company accounts for income taxes in accordance with *ASC 740, Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	**2023**
Net Operating Loss Carryforwards	145,062	88,751
Accrued Expenses	4,719	(1,741)
Depreciation (difference in methods/timing)	8,740	-
Other Temporary Differences	(87,399)	-
Gross Deferred Tax Asset	**71,122**	**87,010**
Less: Valuation Allowance	(71,122)	(87,010)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of $527,225 and $520,399, respectively. Federal NOLs arising after December 31,

2017, generally do not expire but are subject to an 80% taxable income limitation. California state NOLs expire 20 years after the year in which they are generated. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Presented below is a summary of the components of the Company's income tax expense (benefit) for the years ended December 31, 2024 and 2023.

Components of Income Tax Expense (Benefit)

Component	2024	2023
Current tax expense	18,583	-
Deferred tax expense (benefit)	71,122	87,010
Valuation Allowance	(71,122)	(87,010)
Net Deferred Tax Asset (Liability)	**18,583**	**-**

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	10,843	21%	(48,259)	21%
State taxes, net of federal benefit	4,564	9%	(20,315)	9%
Permanent differences	1,713	3%	61	-
Change in Valuation Allowance	-	0%	-	-
Other	-	0%	-	-
Total Income Tax Expense (benefit)	**17,121**	**33.16%**	**(68,512)**	**29.81%**

Explanation of Significant Reconciling Items:
The reconciliation of income tax expense (benefit) at the U.S. federal statutory rate to the actual income tax expense reported for the years ended December 31, 2024 and 2023 is shown above. The differences primarily relate to permanent items, with no material impact from state taxes, changes in the valuation allowance, or other reconciling items during the periods presented.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. As detailed in Note 5, the Company had loans payable to its shareholders for funds provided as operating capital, with outstanding balances of $14,845 and $214,446 as of December 31, 2024 and 2023, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

During 2022, the Company entered into two operating leases that are cancellable by either party at any time with three months' notice and without penalty. Under ASC 842, this notice period represents the enforceable lease term. As of December 31, 2024, management evaluated the arrangements and concluded that no substantive factors (e.g., leasehold improvements, ongoing projects, or economic incentives) exist that would create reasonable certainty against exercising the termination rights. Accordingly, the Company applied the short-term lease exemption, as the enforceable terms do not exceed 12 months and there are no indicators supporting a longer lease term.

Details of these lease are as follows:

Type of Leased Asset	Term / Duration	Lease Payments
Subleased office and laboratory space (Fungus Library)	April 2022 – December 2026	$2,500 per month
Subleased property for biotech/office/lab/research use	May 1, 2022 – April 30, 2025	$2,301 per month (first 6 months); $2,601 per month (next 6 months); increasing annually thereafter

NOTE 5 – LIABILITIES AND DEBT

Loans – During 2023 and 2024, the Company entered into loan agreements with its shareholders, with principal balances of $214,446 in 2023 and $14,845 in 2024. The loans are non-interest bearing and are payable on demand or in a lump sum prior to December 2027.

Details of the loan balances and their maturity are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Shareholder Loans	230,650	-	On Demand	14,845	-	14,845	199,601	14,845	214,446
Total				14,845	-	14,845	199,601	14,845	214,446

5 Year Debt Maturities

	Shareholder Loans
2025	14,845
2026	-
2027	-
2028	-
2029	-
2030 and Beyond	-
Totals	14,845

NOTE 6 – EQUITY

The Company is authorized to issue 6,000,000 shares of common stock with no par value. A total of 4,777,181 shares and 4,465,323 shares were issued and outstanding as of December 31, 2024 and 2023, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 1, 2025, the date these financial statements were available to be issued.

During 2025, the Company issued an additional 21,740 shares of common stock and granted an additional 103,852 stock options.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF CLUE GENETICS

Fungal Solutions to Global Challenges

Clue Genetics® is an early-stage biotech firm that is targeting the massive untapped potential of fungi as a source of novel valuable natural products. The Company is using a combination of chemical and genomic analysis to identify fungi-derived biological molecules with a wide range of applications. ClueGen is developing IP around these active molecules, and aims to capture value through its own products and from licenses to partners across multiple industry sectors including pharma, agriculture, food, cosmetics and industrial biotechnology. Its library of living ~50,000 fungal strains spans six continents, with over 3,000 strains DNA-fingerprinted and initial license revenues secured. The fungal library provides the foundation for ClueGen's overall technology platform and offers the opportunity to deliver nature based solutions which address multiple global challenges.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



CLUE GENETICS
Fungal solutions
to global challenges.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$2.35 Per Share

MIN INVEST $498.20

VALUATION $12.52M

REASONS TO INVEST

- ClueGen uses fungi to develop solutions designed for critical global needs across pharmaceuticals, agriculture, and pollution mitigation.
- The team includes experts in mycology, genomics, medicinal chemistry and bioinformatics, with decades of experience in drug development and biotechnology.
- ClueGen owns a proprietary fungal strain library of over 50,000 living isolates. With multiple strains licensed and hundreds of bioactive molecules identified, the company believes it's positioned to license products into high-value sectors.

Certain statements reflect current plans and expectations and are forward-looking; no outcome is guaranteed and actual results may differ.

TEAM



Peter P. Repetti III • Vice President and CSO

Leads research and scientific operations at ClueGen. Brings decades of experience in microbial biology and genomics, including the interactions between fungal pathogens and plants. Peter's career has included stints in both large multinationals and small private biotech companies and he has worked across sectors, including both agritech and pharma.

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Cedric John Pearce • Co-Founder, Principal Executive Officer, President, CTO & Board Member

As President of ClueGen, Cedric guides overall business and R&D strategy at the Company. Cedric is a natural product chemist who has spent many decades in the Life Sciences Industry. He is an experienced mycologist and the Co-Founder of ClueGen who established the company's core vision to focus on fungi. Cedric is also majority owner of a small independent biotechnology firm, Mycosynthetix Inc. and serves as Executive Editor for the Journal of Natural Products.

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Oliver John Ratcliffe • Co-Founder, Executive Chairman, Treasurer, Principal Accounting Officer & Board Member

Leads Business and Corporate Development and also acts as Treasurer at ClueGen. Oliver has three decades of experience in the Life Sciences sector and has a background in molecular biology and genetics. He holds an executive MBA from Cambridge Judge Business School. He has Board appointments and/or executive roles at Mendel Biotechnology, Natsci Solutions, genXtraits, Bene Seeds, and RheostatTx—all life science companies with business plans that include a major focus on IP licensing.

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Joseph Halstead • Director

Advises the ClueGen leadership team on strategy. Also Director at Nutraglobal Pte Ltd since 2019, with executive responsibility for business direction. Joseph is a serial entrepreneur and investor; he has a background in physiology and pharmacology and specializes in the health and wellness sectors. Joe has co-founded, and/or held executive roles, at multiple successful start-ups. His most recent "exit" was the firm Ultimate Performance which sold to private equity in 2024.

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Joshua Israel Armstrong • Director

Serves as Board secretary at ClueGen and brings a wealth of knowledge around the discovery and development of small molecule active ingredients derived from microbes. Josh has worked in both large multinationals and small biotech companies. Since 2019 he has been an executive at Corteva Agriscience as Integrated Discovery & Bioprocess Leader, with a focus on research leadership.

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THE PITCH

We Aim to Address Critical Global Challenges with Fungal Biotechnology

Clue Genetics is unlocking the untapped potential of fungi to help solve global challenges. Its proprietary living fungal strain library—which the Company believes to be among the largest of its kind—is being screened for applications in antifungals, antimicrobials, agriculture, and more. With a skilled scientific team and infrastructure already in place, ClueGen is now raising funds to advance early candidates towards pre-clinical development for its initial target sector: antifungals, with a major focus on products intended to combat the emergent human pathogen, *Candida auris*.

Candida auris is causing an unprecedented crisis in antifungal medicine. First identified in 2009, this multidrug-resistant pathogen has spread globally at alarming speed, and effective treatments are currently lacking, leading the CDC to designate it an "urgent threat" requiring the highest level of concern. Reflecting this severity, the WHO has placed both *Candida auris* and the related pathogen *Candida albicans* in its "Critical Group" of the five most concerning fungal pathogens worldwide. Clue Genetics is directly addressing this need and has identified a selection of fungal strains in its library which are effective against these *Candida* species.

Clue Genetics is a fungal biotech company developing all-natural, fungi-derived products sourced from a vast strain library spanning six continents. Its business plan comprises a two-pronged approach of licensing to industry partners, while in the medium term, developing its own private label products in sectors that pose a lower barrier to entry, such as biologically based crop protection and growth enhancement products. To date, the Company has genotyped over 3,000 strains via so-called “DNA bar-coding” to determine their taxonomic classification, and secured initial licensing revenues.



Private Label Products
Toll-manufactured based on production microbial strains to be developed by Clue Genetics and sold into distribution for selected markets.
Crop protection
Animal health
Home protection products
Topical Anti-infectives
IP Licensing
Proprietary microbial strains, biological extracts, DNA sequences, and related products will be licensed to specialist firms, e.g. industrial enzymes, pigments etc. Clue will generate income from:
Technology and platform access
Annual licenses
Milestone and royalties on end-product sales

The revenue streams shown are forward-looking, contingent on product development, agreements, and required approvals. No outcome or revenue is guaranteed; results may differ materially.

THE PROBLEM & OUR SOLUTION

Licensing Intellectual Property to High-Value Industries

Fungi represent one of the most underexplored kingdoms of life, yet offer powerful solutions to global challenges. Only ~150,000 fungal species have been formally described out of an estimated 2.2–3.8 million in total, and recent analyses suggest that <1% of fungal biosynthetic potential has been functionally characterized. In large part, this is likely due to the difficulties of making new collections and the technical challenges and costs of characterizing large genomes.

ClueGen is applying sequencing, screening, and synthetic biology tools to its proprietary fungal strain library of over 50,000 living isolates. These resources are used to identify and develop compounds for pharmaceuticals, agriculture, industrial enzymes, and more. ClueGen’s business model is centered on licensing into high value markets: once promising compounds are validated, they are expected to be licensed to third parties in high-value industries such as therapeutics, crop protection, and industrial applications.


We are developing all-natural, fungi derived products and services
which can address problems and opportunities in a diverse range of sectors.
Pharmaceuticals
Pollution mitigation
Crop Protection
Food Additives
Antimicrobials
Pigments
Animal health
Industrial Enzymes

The sectors shown are potential R&D applications; no product is approved or commercial. "All natural" means compounds derived from fungal sources as defined in our materials. Outcomes and timelines may differ materially.

THE MARKET & OUR TRACTION

Notable Achievements and Core Infrastructure

ClueGen operates in a space with wide-ranging commercial potential. Natural products from fungi are used in therapeutics, crop treatments, materials, and consumer goods. The company estimates a mid-term total target addressable market for its products of >$200 billion and a long-term total addressable market opportunities exceeding $1 trillion.

Market sizes (>$200B; >$1T) are internal estimates based on stated assumptions and sources; counts (e.g., strains fingerprinted and molecules identified) reflect management records as of the date of the offering. Statements about development, validation, and revenue streams are forward-looking; actual results may differ materially, and no outcome or revenue is guaranteed.

Milestones to date include:

- 3,000+ fungal strains DNA fingerprinted
- 400+ bioactive molecules identified
- First license revenues secured
- NSF SBIR Phase I grant awarded
- Antifungal strains validated against Candida and crop pathogens

ClueGen's licensing model is expected to generate revenue through platform access, annual licenses, and royalties from end-product sales.


Vast, Exclusive Fungal Library *
Over 50,000 diverse strains from unique ecosystems globally.
Deep mine of well-cataloged strains, ready for cultivation and analysis.
Holds promising early candidates for antifungals, anticancer and antibiotics.
* Access is tightly-controlled as trade secret information.
State-of-the-art Laboratory Techniques
Based on specialist mycological expertise.
Enables maintenance and culturing of otherwise challenging fungal strains.
Enhances the potential and value of our Fungal Library.
Established Bioinformatics and LIMS
Expanding database of fungal genes is the foundation of Clue's IP platform
In-house developed bioinformatic analysis pipeline applicable to large scale data-sets.
Identifies genes required to biosynthesize valuable natural products and enzymes.

WHY INVEST

Join Us to Expand Development and Operations

ClueGen's business model will leverage its proprietary fungal assets to develop products for third-party commercialization under license as well as via its own product sales in certain target markets. With early licensing deals already in place and a growing catalog of bioactive compounds, the Company believes it's poised to expand its footprint across multiple industries. The proceeds from this StartEngine Raise will be deployed to develop additional IP around the ClueGen platform and to advance the Company's leads for *Candida* treatments and crop protection into pre-clinal and in planta trials, respectively.

ABOUT

HEADQUARTERS
505 Meadowlands Drive (#103)
Hillsborough, NC 27278

WEBSITE
View Site

Clue Genetics® is an early-stage biotech firm that is targeting the massive untapped potential of fungi as a source of novel valuable natural products. The Company is using a combination of chemical and genomic analysis to identify fungi-derived biological molecules with a wide range of applications. ClueGen is developing IP around these active molecules, and aims to capture value through its own products and from licenses to partners across multiple industry sectors including pharma, agriculture, food, cosmetics and industrial biotechnology. Its library of living ~50,000 fungal strains spans six continents, with over 3,000 strains DNA-fingerprinted and initial license revenues secured. The fungal library provides the foundation for ClueGen's overall technology platform and offers the opportunity to deliver nature based solutions which address multiple global challenges.

TERMS

Clue Genetics

Overview

PRICE PER SHARE
$2.35

VALUATION
$12.52M

DEADLINE
Jan. 27, 2026 at 7:59 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$498.20

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.85

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
8,510

MAX NUMBER OF SHARES OFFERED
525,531

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$656,972	$581,806
Cash & Cash Equivalents	$156,972	$81,806
Accounts Receivable	$0	$0
Short-Term Debt	$14,845	$214,446
Long-Term Debt	$0	$0
Revenue & Sales	$27,500	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$225,233	-$229,864

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Investors in Clue Genetics will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares.

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 3% bonus shares.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 2% bonus shares.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 1% bonus shares.

Tier 2: Invest $5,000+ and receive 4% bonus shares.

Tier 3: Invest $10,000+ and receive 8% bonus shares.

Tier 4: Invest $20,000+ and receive 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Clue Genetics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $235.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.